Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Markel Corporation:

We consent to the use of our reports dated February 28, 2013 with respect to the consolidated balance sheets of Markel Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated by reference herein.

Our report on the December 31, 2012 consolidated financial statements refers to a change in the deferral of insurance policy acquisition costs incurred on new and renewal insurance contracts on a prospective basis on January 1, 2012.

/s/ KPMG LLP

Richmond, Virginia

May 2, 2013